UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
July 28, 2011
Commission file number:
1-14251
SAP AG
(Exact name of registrant as specified in its charter)
SAP CORPORATION
(Translation of registrant’s name into English)
Dietmar-Hopp-Allee 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .

EXHIBITS
SIGNATURES
EXHIBIT INDEX
Exhibit 99.1
Exhibit 99.2
Exhibit 99.3

SAP AG
FORM 6-K
On July 26, 2011, SAP AG, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), issued a press release (the “Press Release”) announcing that SAP refines its outlook for non-IFRS software and software-related service revenue at constant currencies and non-IFRS operating profit at constant currencies. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.
On July 26, 2011, SAP issued another press release (the ”Press Release”) announcing its financial results for the second quarter ended June 30, 2011. The Press Release is attached as Exhibit 99.2 hereto and incorporated by reference herein.
On July 27, 2011, SAP filed a quarterly report with Deutsche Boerse AG for the second quarter ended June 30, 2011 (the “Quarterly Report”). The Quarterly Report is attached as Exhibit 99.3 hereto and incorporated by reference herein.
The Press Releases and the Quarterly Report disclose certain non-IFRS measures. These measures are not prepared in accordance with IFRS and are therefore considered non-IFRS financial measures. The non-IFRS financial measures that we report should be considered in addition to, and not as substitutes for or superior to, revenue, operating income, cash flows, or other measures of financial performance prepared in accordance with IFRS.
Please refer to Explanations of Non-IFRS Measures online (www.sap.com/about/investor/index.epx) for further information regarding the non-IFRS measures.
Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s most recent Annual Report on Form 20-F for 2010 filed with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

EXHIBITS

Exhibit No.	Exhibit

99.1	Press Release dated July 26, 2011

99.2	Press Release dated July 26, 2011

99.3	Quarterly Report dated July 27, 2011

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AG (Registrant)
By:	/s/ Werner Brandt
	Name:	Dr. Werner Brandt
	Title:	CFO

By:	/s/ Christoph Huetten
	Name:	Dr. Christoph Huetten
	Title:	Chief Accounting Officer

Date: July 28, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Press Release dated July 26, 2011

99.2	Press Release dated July 26, 2011

99.3	Quarterly Report dated July 27, 2011

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